SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

YuMe, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

98872B 10 4

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98872B 10 4	13G	Page 2 of 10 Pages

1.	Names of Reporting Persons BV Capital Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 1,937,523 shares of Common Stock (2)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 1,937,523 shares of Common Stock (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,937,523 shares of Common Stock (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 6.1% (3)
12.	Type of Reporting Person (see instructions) PN

(1)	This statement on Schedule 13G is filed by BV Capital Fund II, L.P. (“BV II”), BV Capital Fund II-A, L.P. (“BV II-A”), BV Capital GMBH & Co Beteiligungs KG No. 1 (“BV KG”), BV Capital GP II, LLC (“BV GP II”) and BV Capital Management, LLC (“BV Management,” together with BV II, BV II-A, BV KG and BV GP II, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes 772,075 shares held by BV II; 152,496 shares held by BV II-A; and 1,012,952 shares held by BV KG. BV GP II serves as the general partner of BV II and BV II-A. As such, BV GP II has voting and investment control over the shares owned by BV II and BV II-A, and may be deemed to own beneficially the shares held by BV II and BV II-A. BV GP II owns no securities of the Issuer directly. BV Management serves as the Managing Limited Partner of BV KG. As such, BV Management has voting and investment control over the shares owned by BV KG, and may be deemed to own beneficially the shares held by BV KG. BV Management owns no securities of the Issuer directly.
(3)	This percentage is calculated based upon 31,930,819 shares of the Common Stock outstanding as of October 31, 2013 as set forth in the Issuer’s most recent Form 10-Q for the period ending September 30, 2013, filed with the Securities and Exchange Commission on November 14, 2013.

CUSIP No. 98872B 10 4	13G	Page 3 of 10 Pages

1.	Names of Reporting Persons BV Capital Fund II - A, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 1,937,523 shares of Common Stock (2)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 1,937,523 shares of Common Stock (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,937,523 shares of Common Stock (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 6.1% (3)
12.	Type of Reporting Person (see instructions) PN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes 772,075 shares held by BV II; 152,496 shares held by BV II-A; and 1,012,952 shares held by BV KG. BV GP II serves as the general partner of BV II and BV II-A. As such, BV GP II has voting and investment control over the shares owned by BV II and BV II-A, and may be deemed to own beneficially the shares held by BV II and BV II-A. BV GP II owns no securities of the Issuer directly. BV Management serves as the Managing Limited Partner of BV KG. As such, BV Management has voting and investment control over the shares owned by BV KG, and may be deemed to own beneficially the shares held by BV KG. BV Management owns no securities of the Issuer directly.
(3)	This percentage is calculated based upon 31,930,819 shares of the Common Stock outstanding as of October 31, 2013 as set forth in the Issuer’s most recent Form 10-Q for the period ending September 30, 2013, filed with the Securities and Exchange Commission on November 14, 2013.

CUSIP No. 98872B 10 4	13G	Page 4 of 10 Pages

1.	Names of Reporting Persons BV Capital GMBH & Co Beteiligungs KG No. 1
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Germany
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 1,937,523 shares of Common Stock (2)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 1,937,523 shares of Common Stock (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,937,523 shares of Common Stock (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 6.1% (3)
12.	Type of Reporting Person (see instructions) PN

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes 772,075 shares held by BV II; 152,496 shares held by BV II-A; and 1,012,952 shares held by BV KG. BV GP II serves as the general partner of BV II and BV II-A. As such, BV GP II has voting and investment control over the shares owned by BV II and BV II-A, and may be deemed to own beneficially the shares held by BV II and BV II-A. BV GP II owns no securities of the Issuer directly. BV Management serves as the Managing Limited Partner of BV KG. As such, BV Management has voting and investment control over the shares owned by BV KG, and may be deemed to own beneficially the shares held by BV KG. BV Management owns no securities of the Issuer directly.
(3)	This percentage is calculated based upon 31,930,819 shares of the Common Stock outstanding as of October 31, 2013 as set forth in the Issuer’s most recent Form 10-Q for the period ending September 30, 2013, filed with the Securities and Exchange Commission on November 14, 2013.

CUSIP No. 98872B 10 4	13G	Page 5 of 10 Pages

1.	Names of Reporting Persons BV Capital GP II, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 1,937,523 shares of Common Stock (2)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 1,937,523 shares of Common Stock (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,937,523 shares of Common Stock (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 6.1% (3)
12.	Type of Reporting Person (see instructions) OO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes 772,075 shares held by BV II; 152,496 shares held by BV II-A; and 1,012,952 shares held by BV KG. BV GP II serves as the general partner of BV II and BV II-A. As such, BV GP II has voting and investment control over the shares owned by BV II and BV II-A, and may be deemed to own beneficially the shares held by BV II and BV II-A. BV GP II owns no securities of the Issuer directly. BV Management serves as the Managing Limited Partner of BV KG. As such, BV Management has voting and investment control over the shares owned by BV KG, and may be deemed to own beneficially the shares held by BV KG. BV Management owns no securities of the Issuer directly.
(3)	This percentage is calculated based upon 31,930,819 shares of the Common Stock outstanding as of October 31, 2013 as set forth in the Issuer’s most recent Form 10-Q for the period ending September 30, 2013, filed with the Securities and Exchange Commission on November 14, 2013.

CUSIP No. 98872B 10 4	13G	Page 6 of 10 Pages

1.	Names of Reporting Persons BV Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares
	6.	Shared Voting Power 1,937,523 shares of Common Stock (2)
	7.	Sole Dispositive Power 0 shares
	8.	Shared Dispositive Power 1,937,523 shares of Common Stock (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,937,523 shares of Common Stock (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 6.1% (3)
12.	Type of Reporting Person (see instructions) OO

(1)	This statement on Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes 772,075 shares held by BV II; 152,496 shares held by BV II-A; and 1,012,952 shares held by BV KG. BV GP II serves as the general partner of BV II and BV II-A. As such, BV GP II has voting and investment control over the shares owned by BV II and BV II-A, and may be deemed to own beneficially the shares held by BV II and BV II-A. BV GP II owns no securities of the Issuer directly. BV Management serves as the Managing Limited Partner of BV KG. As such, BV Management has voting and investment control over the shares owned by BV KG, and may be deemed to own beneficially the shares held by BV KG. BV Management owns no securities of the Issuer directly.
(3)	This percentage is calculated based upon 31,930,819 shares of the Common Stock outstanding as of October 31, 2013 as set forth in the Issuer’s most recent Form 10-Q for the period ending September 30, 2013, filed with the Securities and Exchange Commission on November 14, 2013.

Introductory Note: This statement on Schedule 13G is filed on behalf of the Reporting Persons, in respect of shares of Common Stock, par value $0.001 per share (“Common Stock”), of YuMe, Inc. (the “Issuer”).

Item 1(a). Name of Issuer:

YuMe, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

1204 Middlefield Road

Redwood City, California 94063

United States of America

Item 2(a). Name of Person Filing:

BV Capital Fund II, L.P. (“BV II”)

BV Capital Fund II—A, L.P. (“BV II-A”)

BV Capital GMBH & Co Beteiligungs KG No. 1 (“BV KG”)

BV Capital GP II, LLC (“BV GP II”)

BV Capital Management, LLC (“BV Management”)

Item 2(b). Address of Principal Business Office or, if none, Residence:

BV Capital

600 Montgomery Street, 43rd Floor

San Francisco, California 94111

Item 2(c). Citizenship:

BV II                        Delaware

BV II-A                    Delaware

BV KG                     Germany

BV GP II                  Delaware

BV Management     Delaware

Item 2(d). Title of Class of Securities:

Common Stock, $0.001 par value per share

Item 2(e). CUSIP Number:

98872B 10 4

Item 3. Not applicable.

Item 4. Ownership. The following information with respect to the ownership of the Common Stock by the Reporting Persons filing This statement on Schedule 13G is provided as of December 31, 2013:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (2)
BV II	772,075	0	1,937,523	0	1,937,523	1,937,523	6.1%
BV II-A	152,496	0	1,937,523	0	1,937,523	1,937,523	6.1%
BV KG	1,012,952	0	1,937,523	0	1,937,523	1,937,523	6.1%
BV GP II (1)	0	0	1,937,523	0	1,937,523	1,937,523	6.1%
BV Management (1)	0	0	1,937,523	0	1,937,523	1,937,523	6.1%

(1)	BV GP II serves as the general partner of BV II and BV II-A. As such, BV GP II has voting and investment control over the shares owned by BV II and BV II-A, and may be deemed to own beneficially the shares held by BV II and BV II-A. BV GP II owns no securities of the Issuer directly. BV Management serves as the Managing Limited Partner of BV KG. As such, BV Management has voting and investment control over the shares owned by BV KG, and may be deemed to own beneficially the shares held by BV KG. BV Management owns no securities of the Issuer directly.
(2)	This percentage is calculated based upon 31,930,819 shares of the Common Stock outstanding as of October 31, 2013 as set forth in the Issuer’s most recent Form 10-Q for the period ending September 30, 2013, filed with the Securities and Exchange Commission on November 14, 2013.

Page 7 of 10 Pages

Item 5. Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of a Group

Not applicable.

Item 10. Certification

Not applicable.

Page 8 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2014

BV CAPITAL FUND II, L.P.

By:	BV Capital GP II, LLC
Its: General Partner

By:	/s/ Mathias Schilling
Mathias Schilling, Managing Member

BV CAPITAL FUND II-A, L.P.

By:	BV Capital GP II, LLC
Its: General Partner

By:	/s/ Mathias Schilling
Mathias Schilling, Managing Member

BV Capital GP II, LLC

By:	/s/ Mathias Schilling
Mathias Schilling, Managing Member

BV CAPITAL GMBH & CO BETEILIGUNGS KG NO. 1

By:	BV Capital Management, LLC
Its:	Managing Limited Partner

By:	/s/ Mathias Schilling
Mathias Schilling, Managing Member

BV Capital Management, LLC

By:	/s/ Mathias Schilling
Mathias Schilling, Managing Member

Exhibit(s):

Exhibit 99.1: Joint Filing Statement

Page 9 of 10 Pages